SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 30 2003
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2002

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission File Number: 1-11024

A. Full title of the plan and address of the plan if different from that of the issuer named below:
CLARCOR 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLARCOR Inc.
2323 Sixth Street
P.O. Box 7007
Rockford IL 61125


03025838



CLARCOR 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of and for the Years Ended
December 31, 2002 and 2001

Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.



BDO Seidman, LLP
Accountants and Consultants

233 N. Michigan Ave., Suite 2500
Chicago, Illinois 60601
Telephone: (312) 856-9100
Fax: (312) 856-1379

Independent Auditors' Report

To the Committee of the CLARCOR 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Chicago, Illinois
May 1, 2003

CLARCOR 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2002	2001
Assets		
Investments, at fair market value		
Common/collective trust	**$ 21,501,946**	$ 19,622,817
Mutual funds	**45,544,162**	52,244,033
CLARCOR Inc. common stock fund	**4,077,999**	3,294,250
Participant loans	**2,293,501**	2,468,190
Total investments	**73,417,608**	77,629,290
Receivables		
Participants' contributions	-	242,131
Employer contributions	-	74,685
Total receivables	-	316,816
Net Assets Available for Benefits	**$ 73,417,608**	$ 77,946,106

See accompanying independent auditors' report and notes to financial statements.

CLARCOR 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2002**	2001
Additions		
Investment income		
Interest income from common/collective trust	**$ 1,028,064**	$ 1,108,272
Dividend income from CLARCOR Inc. common stock fund	**43,798**	44,194
Interest income from participant loans	**222,487**	243,580
Dividend income from mutual funds	**1,180,454**	1,639,450
Total interest and dividends	**2,474,803**	3,035,496
Net appreciation (depreciation) in fair value of		
Mutual funds	**(9,412,195)**	(5,968,385)
CLARCOR Inc. common stock fund	**623,837**	815,782
Total net depreciation	**(8,788,358)**	(5,152,603)
Total investment income	**(6,313,555)**	(2,117,107)
Contributions		
Employer	**1,364,857**	1,400,495
Participant	**5,209,500**	5,106,243
Rollover	**222,019**	765,001
Total additions	**482,821**	5,154,632
Deductions		
Benefits paid to participants	**5,003,899**	5,640,821
Administrative fees	**7,420**	7,420
Total deductions	**5,011,319**	5,648,241
Net Decrease	**(4,528,498)**	(493,609)
Net Assets Available for Benefits, at beginning of year	**77,946,106**	78,439,715
Net Assets Available for Benefits, at end of year	**$ 73,417,608**	$ 77,946,106

See accompanying independent auditors' report and notes to financial statements.

1. Description of Plan

The following brief description of the CLARCOR Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic employees of the Company who have three months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. For the Plan year ended December 31, 2001, participants could contribute up to 12% of pretax annual compensation to the Plan. Participants may also elect to make additional after-tax contributions to the Plan up to 10% of the participant's compensation, and may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 11 mutual funds as investment options for participants. The Company contributes 50% of the first 3% of pretax compensation that a participant contributes to the Plan, with the exception of certain employees, as defined in the Plan, who receive Company contributions up to 40% of the first 6% of pretax contributions that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. In 2001, each participant also received an allocation of forfeitures from terminated participants' nonvested accounts as of December 31, 2000. Beginning in 2002, forfeitures are used to reduce future Company contributions. Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is vested as follows:

Total years of service	Vested Percentage
1	0%
2	0%
3	100%

Participant Loans

Participants may borrow from their accounts a minimum of $1,000. Participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants' accounts balances. Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000. Loans are to be repaid over a period of time not to exceed five years, unless for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits

Upon termination of service, death, disability or retirement, participants, or their beneficiaries, may elect lump-sum benefit payments. Benefits paid are equal to the value of the participant's vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeited Accounts

Beginning in 2002, forfeitures are used to reduce future Company contributions. Approximately $123,660 was used to reduce Company contributions during 2002.

Prior to 2002, forfeitures were reallocated to participant accounts as defined in the Plan. In 2001, approximately $17,856 of forfeitures were reallocated to participant accounts.

Administrative Expenses

The Company pays substantially all of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Quoted market prices are used to value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair market value.

Purchases and sales of securities are included on a trade-date basis. Dividends are included on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications were made to the 2001 presentation in order to conform to the 2002 presentation.

3. Significant Investments

The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

December 31,	**2002**	2001
CLARCOR Inc. common stock fund	**$ 4,077,999**	$ 3,294,250
Vanguard 500 Index Fund	**15,453,480**	20,386,046
Vanguard U. S. Growth Fund	**3,343,901**	4,828,333
Vanguard Intermediate Term Corporate Fund	**4,104,755**	3,511,898
Vanguard Wellington Fund	**10,850,852**	11,747,976
Vanguard Windsor II Fund	**3,559, 885**	4,081,825
Vanguard Retirement Savings Trust	**21,501,946**	19,622,817

4. Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

CLARCOR Inc. common stock fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6. **Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

CLARCOR 401(k) Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

December 31,				2002
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value at December 31, 2002
*	CLARCOR Inc. Common Stock Fund	Company Common Stock	(a)	$ 4,077,999
*	Vanguard Retirement Savings Trust	Common/Collective Trust	(a)	21,501,946
*	Vanguard Prime Money Market Fund	Mutual Fund	(a)	1,199,769
*	Vanguard Explorer Fund	Mutual Fund	(a)	1,494,953
*	Vanguard Wellington Fund	Mutual Fund	(a)	10,850,852
*	Vanguard Intermediate Term Corporate Fund	Mutual Fund	(a)	4,104,755
*	Vanguard Intermediate Term Treasury Fund	Mutual Fund	(a)	3,217,753
*	Vanguard 500 Index Fund	Mutual Fund	(a)	15,453,480
*	Vanguard Windsor II Fund	Mutual Fund	(a)	3,559,885
*	Vanguard U.S. Growth Fund	Mutual Fund	(a)	3,343,901
*	Vanguard International Growth Fund	Mutual Fund	(a)	1,322,346
*	Vanguard Small Cap Index Fund	Mutual Fund	(a)	307,492
*	Vanguard Mid Cap Index Fund	Mutual Fund	(a)	688,976
*	Participant Loans	Loans to participants	-	2,293,501
				$ 73,417,608

*Represents party-in-interest

(a) The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CLARCOR 401(K) Retirement Savings Plan

Date: June 27, 2003 By:



David J. Lindsay
Chairman, CLARCOR Inc.
401(k) Plan Committee,
As Plan Administrator

Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Accountants
99.1	Certification by David J. Lindsay
99.2	Certification by Bruce A. Klein

Exhibit 23.1

Consent Of Independent Certified Public Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No.'s 333-5456, 333-38590, 333-39374, 333-53763, and 33-53899) of CLARCOR Inc. of our report dated May 1, 2003, relating to the financial statements and supplemental schedule of the CLARCOR Inc. 401(k) Retirement Savings Plan included in this Annual Report on Form 11-K.

/s/ BDO Seidman, LLP
Chicago, Illinois
June 26, 2003

Exhibit 99.1

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, David J. Lindsay, Chairman, Plan Committee for the CLARCOR 401(K) Retirement Savings Plan, certify that (i) the Form 11-K Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 11-K Annual Report fairly presents, in all material respects, the financial condition and results of operations of such Plan.



/s/ David J. Lindsay

David J. Lindsay
Chairman, Plan Committee

Exhibit 99.2

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, Bruce A. Klein, the chief financial officer and member of the Plan Committee for the CLARCOR 401(K) Retirement Savings Plan, certify that (i) the Form 11-K Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 11-K Annual Report fairly presents, in all material respects, the financial condition and results of operations of such Plan.



/s/ Bruce A. Klein

Bruce A. Klein
Chief Financial Officer, CLARCOR
401(K) Retirement Savings Plan